

Mail Stop 3720

December 23, 2015

Paul Rouse
Chief Financial Officer
Dex Media, Inc.
2200 West Airfield Drive
DFW Airport, Texas 75261

       Re: **Dex Media, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 16, 2015
             File No. 001-35895

Dear Mr. Rouse:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Larry Spirgel

                      Larry Spirgel
                      Assistant Director
                      AD Office 11 – Telecommunications

cc: Liuba Baban, Esq.
        V.P. Associate General Counsel and Assistant Corporate Secretary